                                                                  Exhibit (a)(1)


                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222

                                  May 13, 1999

Dear Limited Partner:

         Enclosed is the Schedule 14D-9 which was filed by Riverside Park Associates Limited Partnership (the "Partnership") with the Securities and Exchange Commission in connection with an offer by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO Operating Partnership"), to purchase units of limited partnership interest in the Partnership.

         The Partnership's general partner, Winthrop Financial Associates, is an affiliate of the AIMCO Operating Partnership and therefore has certain conflicts of interest in connection with the response to the offer. AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, THE PARTNERSHIP AND THE GENERAL PARTNER ARE REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER LIMITED PARTNERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER. Nevertheless, the General Partner does believe the offer is fair to the holders of units.

         Limited Partners should carefully read the enclosed Schedule 14D-9, the Offer to Purchase of the AIMCO Operating Partnership, dated May 13, 1999 relating to the offer to acquire units of the Partnership (the "Offer to Purchase"), and the related Letter of Transmittal and Instructions. Certain information in the Schedule 14D-9 is incorporated by reference to the Offer to Purchase.


                                      WINTHROP FINANCIAL ASSOCIATES
                                      General Partner

                                      By:      /s/ Patrick J. Foye
                                         -----------------------------------
                                               Executive Vice President





                                        6